January 14, 2025

VIA EDGAR

To:	Mr. Michael Purcell
Mr. Kevin Dougherty
Mr. Brian McAllister
Ms. Shannon Buskirk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Toppoint Holdings Inc.
Registration Statement on Form S-1
File No.: 333-281474

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Toppoint Holdings Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on January 15, 2025, or as soon as thereafter practicable.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 100, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Toppoint Holdings Inc.

/s/ Hok C Chan
By:	Hok C Chan
Title:	Chief Executive Officer